UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS SECOND QUARTER 2018 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Consolidated Net Sales and Operating Segment Income posted a growth of 16.2% and 14.1%, respectively
➢	Cable sales and Operating Segment Income grew 9.8% and 8.2%, respectively, the fastest pace of revenue growth in six quarters
➢	Sky resumed growth adding 51 thousand subscribers and reaching an Operating Segment Income margin of 44.9%
➢	Content revenue expanded by 35.9%, with Advertising Sales growing 9.1%
➢	Content Operating Segment Income expanded by 34.8%, reaching a margin of 39.1%
➢	The sublicensing of World Cup rights contributed with Ps.817 million in non-recurring Operating Segment Income
➢	All top ten programs transmitted in Mexico's free to air television were transmitted by Televisa, nine of which were also produced by Televisa

Consolidated Results

Mexico City, July 9, 2018 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; "Televisa" or "the Company"), today announced results for second-quarter 2018. The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2018 and 2017, in millions of Mexican pesos:
	2Q'18	Margin %	2Q'17	Margin %	Change %
Net sales	26,701.8	100.0	22,976.8	100.0	16.2
Net income	4,760.8	17.8	1,881.6	8.2	153.0
Net income attributable to stockholders of the Company	4,297.4	16.1	1,419.2	6.2	202.8

Segment net sales	27,768.5	100.0	23,764.1	100.0	16.9
Operating segment income (1)	10,752.8	38.7	9,423.3	39.7	14.1
(1) The operating segment income margin is calculated as a percentage of segment net sales.
Net sales increased 16.2% to Ps.26,701.8 million in second-quarter 2018 compared with Ps.22,976.8 million in second-quarter 2017. This increase mainly was attributable to revenue growth in the Content and Cable segments. Operating segment income increased by 14.1%, reaching Ps.10,752.8 million with a margin of 38.7%.

Grupo Televisa, S.A.B.	SECOND-QUARTER 2018	1

Net income attributable to stockholders of the Company increased to Ps.4,297.4 million in second-quarter 2018 compared to Ps.1,419.2 million in second-quarter 2017. The net increase of Ps.2,878.2 million mainly reflected (i) a Ps.3,623.5 million favorable change in other income or expense, net, mainly due to the sale of our investment in Imagina Media Audiovisual, S.L. ("Imagina"); (ii) a Ps.1,363.1 million increase in operating income before depreciation and amortization; and (iii) a Ps.390.2 million increase in share of income of associates and joint ventures, net. These favorable variances were partially offset by (i) a Ps.1,594.9 million increase in income taxes; (ii) a Ps.633.2 million increase in finance expense, net, mainly resulting from the depreciation of the Mexican peso against the U.S. dollar; and (iii) a Ps.269.5 million increase in depreciation and amortization.

Second-quarter Results by Business Segment

The following table presents consolidated results for the second-quarters ended June 30, 2018 and 2017, for each of our business segments. Consolidated results for the second-quarter 2018 and 2017 are presented in millions of Mexican pesos.

Net Sales	2Q'18%		2Q'17%		Change %
Subtotal Content	9,247.9	33.3	8,075.9	34.0	14.5
World Cup rights	1,723.5	6.2	n/a	n/a	n/a
Content	10,971.4	39.5	8,075.9	34.0	35.9
Sky	5,658.8	20.4	5,641.9	23.7	0.3
Cable	8,825.7	31.8	8,036.7	33.8	9.8
Other Businesses	2,312.6	8.3	2,009.6	8.5	15.1
Segment Net Sales	27,768.5	100.0	23,764.1	100.0	16.9
Intersegment Operations(1)	(1,066.7)		(787.3)		(35.5)
Net Sales	26,701.8		22,976.8		16.2

Operating Segment Income (2)	2Q'18	Margin %	2Q'17	Margin %	Change %
Subtotal Content	3,477.1	37.6	3,185.1	39.4	9.2
World Cup rights	817.2	47.4	n/a	n/a	n/a
Content	4,294.3	39.1	3,185.1	39.4	34.8
Sky	2,540.9	44.9	2,655.9	47.1	(4.3)
Cable	3,724.4	42.2	3,442.3	42.8	8.2
Other Businesses	193.2	8.4	140.0	7.0	38.0
Operating Segment Income	10,752.8	38.7	9,423.3	39.7	14.1
Corporate Expenses	(520.3)	(1.9)	(553.9)	(2.3)	6.1
Depreciation and Amortization	(4,848.1)	18.2	(4,578.6)	19.9	(5.9)
Other Income (expense), net	3,237.9	12.1	(385.6)	(1.7)	n/a
Operating Income	8,622.3	32.3	3,905.2	17.0	120.8

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Grupo Televisa, S.A.B.	SECOND-QUARTER 2018	2

Content
Second-quarter sales increased by 35.9% to Ps.10,971.4 million compared with Ps.8,075.9 million in second-quarter 2017. Excluding the non-recurring revenue originated in the sublicensing of certain World Cup rights, but including advertising revenue originated in the transmission of the World Cup, sales increased 14.5% to Ps.9,247.9 million.

	Millions of Mexican pesos	2Q’18%		2Q’17%		Change %
	Advertising	5,265.8	48.0	4,826.6	59.8	9.1
	Network Subscription	1,200.8	10.9	941.1	11.6	27.6
	Licensing and Syndication	2,781.3	25.4	2,308.2	28.6	20.5
	Subtotal Content	9,247.9	84.3	8,075.9	100.0	14.5
	World Cup rights	1,723.5	15.7	n/a	n/a	n/a
	Net Sales	10,971.4	100.0	8,075.9	100.0	35.9

Advertising
Advertising revenue increased by 9.1% to Ps.5,265.8 million compared with Ps.4,826.6 million in second-quarter 2017. The increase in sales is explained by the successful transition to the new pricing methodology and by the incremental revenue originated in the transmission of the World Cup.

Network Subscription Revenue
Second-quarter Network Subscription Revenue increased by 27.6% to Ps.1,200.8 million compared with Ps.941.1 million in second-quarter 2017. The increase is mainly explained by repackaging of our networks which now includes additional rights that resulted in higher overall price. This came into effect in the fourth quarter of last year.

Licensing and Syndication
Second-quarter Licensing and Syndication revenue increased by 20.5% to Ps.2,781.3 million compared with Ps.2,308.2 million in second-quarter 2017. Royalties from Univision increased by 25.2% to U.S.$102.6 million in second-quarter 2018 from U.S.$81.9 million in second-quarter 2017. The increase is mainly explained by the step up in the royalty rate.

World Cup
This quarter, Content sales benefited from the sublicensing of certain of the broadcast and digital rights of the World Cup in Mexico and other Latin American markets, by Ps.1,723.5 million.

Second-quarter operating segment income increased by 34.8% to Ps.4,294.3 million compared with Ps.3,185.1 million in second-quarter 2017. The margin was 39.1%. Operating segment income includes Ps.817.2 million from the sublicensing of certain broadcast and digital rights of the World Cup. Excluding the sublicensing of this World Cup rights, operating segment income increased 9.2%.

Sky
Second-quarter sales increased by 0.3% to Ps.5,658.8 million compared with Ps.5,641.9 million in second-quarter 2017. The number of net active subscribers increased by 51,256 during the quarter to 7,961,481 as of June 30, 2018, compared with 8,013,097 as of June 30, 2017. Sky ended the quarter with 180,482 subscribers in Central America and the Dominican Republic.

Grupo Televisa, S.A.B.	SECOND-QUARTER 2018	3

Second-quarter operating segment income decreased by 4.3% to Ps.2,540.9 million compared with Ps.2,655.9 million in second-quarter 2017. The margin remained solid at 44.9%.
Cable	Second-quarter sales increased by 9.8% to Ps.8,825.7 million compared with Ps.8,036.7 million in second-quarter 2017.

Total revenue generating units, or RGUs, reached 10.7 million. Quarterly growth was mainly driven by 136 thousand data net additions. Video net additions were 78 thousand and voice net additions were 115 thousand. Total net additions during the quarter were more than 329 thousand, the highest in the past ten quarters. Over the last twelve months, total net additions have reached over 1 million RGUs.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of June 30, 2018 and 2017.
RGUs	2Q’18	2Q’17
Video	4,315,859	4,092,414
Broadband	4,106,599	3,495,575
Voice	2,273,073	2,075,844
Total RGUs	10,695,531	9,663,833

Second-quarter operating segment income increased by 8.2% to Ps.3,724.4 million compared with Ps.3,442.3 million in second-quarter 2017, and the margin was 42.2%.
The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our cable and enterprise operations for second-quarter 2018 and 2017.

Our cable operations include the video, voice and data services provided by Cablevisión, Cablemás, TVI, Cablecom and Telecable. Our enterprise operations include the services offered by Bestel and the enterprise operations of Cablecom.

2Q’18 Millions of Mexican pesos	Cable Operations (1)	Enterprise Operations (1)	Total Cable
Revenue	7,869.0	1,300.2	8,825.7
Operating Segment Income	3,405.4	414.3	3,724.4
Margin	43.3%	31.9%	42.2%

(1) These results do not include consolidation adjustments of Ps.343.5 million in revenues nor Ps.95.3 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

2Q’17 Millions of Mexican pesos	Cable Operations (2)	Enterprise Operations (2)	Total Cable
Revenue	7,069.3	1,321.9	8,036.7
Operating Segment Income	3,060.6	494.9	3,442.3
Margin	43.3%	37.4%	42.8%

(2) These results do not include consolidation adjustments of Ps.354.5 million in revenues nor Ps.113.2 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

Grupo Televisa, S.A.B.	SECOND-QUARTER 2018	4

Other Businesses
Second-quarter sales increased by 15.1% to Ps.2,312.6 million compared with Ps.2,009.6 million in second-quarter 2017. Businesses that posted higher sales include feature-film distribution, radio and soccer. This effect was partially compensated by lower revenues in our publishing business.
Second-quarter operating segment income increased by 38.0% to Ps.193.2 million compared with Ps.140.0 million in second-quarter 2017, reflecting an increase in the operating segment income of our feature-film distribution and our radio businesses. This was partially offset by a decline in operating segment income of our gaming businesses.

Corporate Expense

Corporate expense decreased by Ps.33.6 million, or 6.1%, to Ps.520.3 million in second-quarter 2018, from Ps.553.9 million in second-quarter 2017. The decrease reflected primarily a lower share-based compensation expense.

Share-based compensation expense in second-quarter 2018 and 2017 amounted to Ps.317.2 million and Ps.375.8 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.
Other Income or Expense, Net

Other income, net, was Ps.3,237.9 million in second-quarter 2018, compared with other expense, net, of Ps.385.6 million in second-quarter 2017. Other income or expense, net, reflected a Ps.3,547.4 million pre-tax gain on disposition of our 19% stake in Imagina, a Spanish media group, which sale was closed in June 2018.

Other favorable variances included a decrease in non-recurrent severance expense in connection with dismissals of personnel, as well as a decrease in other expense related to legal and financial advisory professional services, which were partially offset by a loss on disposition of property and equipment.

Non-operating Results

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended June 30, 2018 and 2017.
	2Q'18	2Q'17	(Increase) Decrease
Interest expense	(2,352.7)	(2,233.3)	(119.4)
Interest income	438.8	377.2	61.6
Foreign exchange (loss) gain, net	(487.7)	738.9	(1,226.6)
Other finance income (expense), net	626.4	(24.8)	651.2
Finance expense, net	(1,775.2)	(1,142.0)	(633.2)

Grupo Televisa, S.A.B.	SECOND-QUARTER 2018	5

The finance expense, net, increased by Ps.633.2 million, or 55.4%, to Ps.1,775.2 million in second-quarter 2018 from Ps.1,142.0 million in second-quarter 2017. This increase reflected primarily (i) a Ps.1,226.6 million unfavorable change in foreign exchange gain or loss resulting primarily from the effect on our average net U.S. dollar liability position of a 8.4% depreciation of the Mexican peso against the U.S. dollar in second-quarter 2018 compared with a 3.3% appreciation in second-quarter 2017, which was partially offset by a lower net U.S. dollar liability position in second quarter 2018; and (ii) a Ps.119.4 million increase in interest expense, due primarily to the depreciation of the Mexican peso against the U.S. dollar in second-quarter 2018. These unfavorable variances were partially offset by (i) a Ps.651.2 million favorable change in other finance income or expense, net, resulting primarily from a gain in fair value of our derivative contracts in second-quarter 2018; and (ii) a Ps.61.6 million increase in interest income explained primarily by an increase in interest rates applicable to our cash equivalents in second quarter 2018.
Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, increased by Ps.390.2 million to Ps.477.2 million in second-quarter 2018 from Ps.87.0 million in second-quarter 2017. This increase reflected mainly a higher share of income of Univision Holdings, Inc., the controlling company of Univision, and Imagina, which investment we sold in June 2018.
Income Taxes

Income taxes increased by Ps.1,594.9 million to Ps.2,563.5 million in second-quarter 2018 compared with Ps.968.6 million in second-quarter 2017. This increase reflected primarily a higher income tax base, which included the gain on the disposition of Imagina in June 2018.
Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests stayed relatively flat, increasing by Ps.1.0 million, or 0.2%, to Ps.463.4 million in second-quarter 2018, compared with Ps.462.4 million in second-quarter 2017. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Sky segment, which was offset by a lower portion of net income attributable to non-controlling interests in our Cable segment.

Grupo Televisa, S.A.B.	SECOND-QUARTER 2018	6

Other Relevant Information

Capital Expenditures

During the second-quarter of 2018, we invested approximately U.S.$227.3 million in property, plant and equipment as capital expenditures, including approximately U.S.$145.5 million for our Cable segment, U.S.$56.0 million for our Sky segment, and U.S.$25.8 million for our Content and Other Businesses segments.
Debt, Finance Lease Obligations and Other Notes Payable

The following table sets forth our total consolidated debt, finance lease obligations and other notes payable as of June 30, 2018 and December 31, 2017. Amounts are stated in millions of Mexican pesos..

	June 30, 2018	Dec 31, 2017	Increase (decrease)
Current portion of long-term debt	471.0	307.0	164.0
Long-term debt, net of current portion	122,087.4	121,993.1	94.3
Total debt [1]	122,558.4	122,300.1	258.3
Current portion of long-term finance lease obligations	627.3	580.9	46.4
Long-term finance lease obligations, net of current portion	4,953.2	5,041.9	(88.7)
Total finance lease obligations	5,580.5	5,622.8	(42.3)
Current portion of other notes payable	1,270.6	1,178.4	92.2
Long-term other notes payable, net of current portion	1,270.6	2,505.6	(1,235.0)
Total other notes payable [2]	2,541.2	3,684.0	(1,142.8)

1 As of June 30, 2018 and December 31, 2017, total debt is presented net of finance costs in the amount of Ps.1,201.7 million and Ps.1,250.7 million, respectively, and does not include related accrued interest payable in the amount to Ps.1,865.5 million and Ps.1,796.8 million, respectively.
2 Notes payable issued in 2016 in connection with the acquisition of a non-controlling interest in Televisión Internacional, S.A. de C.V., one of our Cable segment subsidiaries.

As of June 30, 2018, our consolidated net debt position (total debt, finance lease obligations and other notes payable, less cash and cash equivalents, temporary investments, and non-current investments in financial instruments) was Ps.72,176.9 million. As of June 30, 2018, the non-current investments in financial instruments amounted to an aggregate of Ps.13,907.2 million.
Dividend

In April 2018, our stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series "A", "B", "D" and "L" Shares, not in the form of a CPO, which was paid in cash in May 2018 in the aggregate amount of Ps.1,068.9 million.

Grupo Televisa, S.A.B.	SECOND-QUARTER 2018	7

Shares Outstanding

As of June 30, 2018, and December 31, 2017, our shares outstanding amounted to 340,827.0 million and 342,337.1 million shares, respectively, and our CPO equivalents outstanding amounted to 2,913.1 million and 2,926.0 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.
As of June 30, 2018, and December 31, 2017, the GDS (Global Depositary Shares) equivalents outstanding amounted to 582.6 million and 585.2 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.
On April 27, 2018, our stockholders approved to cancel in May 2018, an aggregate of 5,122.6 million shares of our capital stock in the form of 43.8 million CPOs, which were repurchased and/or acquired by us during 2017 and 2018.

External Auditors

On July 5, 2018, the Audit Committee of the Company determined to recommend to the Board of Directors of the Company that KPMG Cárdenas Dosal, S.C. be engaged as the independent public accountant of the Company, starting with the review of the Company's financial results for the year ended December 31, 2018.  The Committee made this determination taking into account best corporate practices.

Grupo Televisa, S.A.B.	SECOND-QUARTER 2018	8

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or "OTT" services. In the United States, Televisa's audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa's cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.
Disclaimer

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information – Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)
###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
María Eugenia Zurita / Tel: (52 55) 52 24 63 60 / mezurita@televisa.com.mx

www.televisair.com

Grupo Televisa, S.A.B.	SECOND-QUARTER 2018	9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2018 AND DECEMBER 31, 2017
(Millions of Mexican Pesos)

	June 30,		December 31,
	2018		2017[1]
ASSETS	(Unaudited)		(Unaudited)

Current assets:
Cash and cash equivalents	Ps.	44,593.0	Ps.	38,734.9
Temporary investments		3.0		71.2
Trade notes and accounts receivable, net		18,606.8		24,727.1
Other accounts and notes receivable, net		4,813.5		4,944.0
Derivative financial instruments		725.2		1,515.0
Due from related parties		1,478.5		860.2
Transmission rights and programming		7,398.7		5,890.9
Inventories		1,132.1		1,493.0
Other current assets		4,888.8		2,865.9
Total current assets		83,639.6		81,102.2

Non-current assets:
Derivative financial instruments		754.6		748.8
Transmission rights and programming		8,395.6		8,158.5
Investments in financial instruments		49,444.4		49,939.4
Investments in associates and joint ventures		10,908.6		14,110.7
Property, plant and equipment, net		83,738.4		85,719.8
Intangible assets, net		35,374.5		35,886.5
Deferred income tax assets		20,796.2		21,355.0
Other assets		2,954.5		199.2
Total non-current assets		212,366.8		216,117.9
Total assets	Ps.	296,006.4	Ps.	297,220.1

1 In accordance with IFRS 9 Financial Instruments, which became effective on January 1, 2018, we have restated, for comparison purposes, the previously reported presentation and recognition of changes in fair value of certain financial assets in our consolidated financial statements as of December 31, 2017 and for the year ended on that date, as if this new standard had been applied beginning on January 1, 2017.

Grupo Televisa, S.A.B.	SECOND-QUARTER 2018	10

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2018 AND DECEMBER 31, 2017
(Millions of Mexican Pesos)

	June 30,		December 31,
	2018		2017[1]
LIABILITIES	(Unaudited)		(Unaudited)

Current liabilities:
Current portion of long-term debt and interest payable	Ps.	2,336.5	Ps.	2,103.8
Current portion of finance lease obligations		627.3		580.9
Current portion of other notes payable		1,270.6		1,178.4
Trade accounts payable and accrued expenses		20,640.4		19,959.8
Customer deposits and advances		14,095.2		18,798.3
Income taxes payable		2,886.0		2,524.4
Other taxes payable		1,106.2		1,172.5
Employee benefits		858.8		963.4
Due to related parties		1,046.3		991.5
Other current liabilities		2,512.0		2,491.8
Total current liabilities		47,379.3		50,764.8
Non-current liabilities:
Long-term debt, net of current portion		122,087.4		121,993.1
Finance lease obligations, net of current portion		4,953.2		5,041.9
Other notes payable, net of current portion		1,270.6		2,505.6
Income taxes payable		3,027.4		4,730.6
Deferred income tax liabilities		8,836.0		9,037.5
Post-employment benefits		783.7		716.1
Other long-term liabilities		4,204.6		2,773.5
Total non-current liabilities		145,162.9		146,798.3
Total liabilities		192,542.2		197,563.1

EQUITY
Capital stock		4,907.8		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,797.6		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		70,080.9		68,320.2
Net income for the period		4,974.9		3,973.4
		77,194.8		74,432.6
Accumulated other comprehensive income, net		4,065.9		5,150.2
Shares repurchased		(12,961.8)		(14,788.9)
		68,298.9		64,793.9
Equity attributable to stockholders of the Company		89,096.5		85,661.8
Non-controlling interests		14,367.7		13,995.2
Total equity		103,464.2		99,657.0
Total liabilities and equity	Ps.	296,006.4	Ps.	297,220.1

1 Please refer to footnote 1 in page 10.

Grupo Televisa, S.A.B.	SECOND-QUARTER 2018	11

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Millions of Mexican Pesos)

	Three months ended June 30,				Six months ended June 30,
	2018		2017[1,2]		2018		2017[1], 2
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	26,701.8	Ps.	22,976.8	Ps.	49,513.8	Ps.	44,931.2
Cost of sales		15,079.7		12,820.7		28,140.3		25,476.3
Selling expenses		2,846.4		2,490.3		5,427.7		5,097.6
Administrative expenses		3,391.3		3,375.0		6,783.1		6,625.7
Income before other expense		5,384.4		4,290.8		9,162.7		7,731.6
Other income (expense), net		3,237.9		(385.6)		3,083.8		(796.3)
Operating income		8,622.3		3,905.2		12,246.5		6,935.3
Finance expense		(2,840.4)		(2,258.1)		(5,224.8)		(4,544.6)
Finance income		1,065.2		1,116.1		1,248.9		2,621.0
Finance expense, net		(1,775.2)		(1,142.0)		(3,975.9)		(1,923.6)
Share of income of associates and joint ventures, net		477.2		87.0		584.3		350.7
Income before income taxes		7,324.3		2,850.2		8,854.9		5,362.4
Income taxes		2,563.5		968.6		3,099.2		1,766.6
Net income	Ps.	4,760.8	Ps.	1,881.6	Ps.	5,755.7	Ps.	3,595.8

Net income attributable to:
Stockholders of the Company	Ps.	4,297.4	Ps.	1,419.2	Ps.	4,974.9	Ps.	2,615.2
Non-controlling interests		463.4		462.4		780.8		980.6
Net income	Ps.	4,760.8	Ps.	1,881.6	Ps.	5,755.7	Ps.	3,595.8

Basic earnings per CPO attributable to stockholders of the Company	Ps.	1.48	Ps.	0.48	Ps.	1.71	Ps.	0.89

1 Please refer to footnote 1 in page 10.
2 Certain 2017 figures previously reported as part of operating income were reclassified to other expense for comparison purposes, in connection with certain businesses that were disposed or suspended in the fourth quarter of 2017.

Grupo Televisa, S.A.B.	SECOND-QUARTER 2018	12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 10, 2018	By:	/s/ Luis Alejandro Bustos Olivares
		Name:	Luis Alejandro Bustos Olivares
		Title:	Legal Vice President and General Counsel